                                    April 25, 2005

United States Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Response to Comments on Cognigen Networks, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
      Filed September 23, 2004

      Form 10-QSB for the quarter ended December 31, 2004
      File No.  000-11730

Ladies and Gentlemen:

We have reviewed your comments,  in your letter dated March 28, 2005,  regarding our Form 10-KSB and 10-QSB  filings  referenced  above,  and offer our following responses.

Form 10-KSB for the Year Ended June 30, 2004

Consolidated Statements of Operations

1.   You have said that it is not  appropriate  to include a  subtotal  prior to presenting  the  captions  "Loss  provision  for  sale  of CST"  and  "Loss provision for termination of Intandem Funding Agreement." We will implement in future filings and comply with your request.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Our current business model is to sell primarily  telecommunications products and
services  through  our  independent  sales  agents  through  the  Internet.   We
recognized  the  marketing  potential of the Internet and formed what we believe was one of the first companies to create a marketing operation based exclusively on the Internet. Our proprietary technology automatically creates a web site for each new  sales  agent,  at the time the  sales  agent  becomes  a member of our network  Through  web sites of our  sales  agents,  we sell our own  proprietary telecommunications  products and  services or we sell,  as a master  agent,  the products  and  services of outside  vendors The  products  and  services we sell include domestic and international long distance service,  prepaid calling cards or pins, paging services,  wireless communications,  and computers,  among other things We sell our own proprietary products and services and, as a master agent, have  contractual  agreements  with a variety of outside  vendors who provide us with a commission percentage of sales of their products and services.

2.   You  have  asked  for  supplemental   information   regarding  our  revenue
     recognition  policies.  You have  asked for a detailed  description  of our business specifically related to "proprietary products and services."

     a)   We earn revenue in two ways. First, we earn commission  revenue from a number of outside  vendors  whom we represent as a master agent on our sales  agent  web  sites  and sell  their  products  and  services  to customers by way of contractual  agreements with the outside  vendors.
          Second,  we earn  telecommunications  revenue through sales of our own proprietary products and services to customers through our sales agent web sites.

     b)   When we receive  commissions  revenue  (net  commissions  from outside vendors),  it is when we  (Cognigen's  sales  agents) have acted as an agent or broker and sold a product or service, such as a long distance service,  on behalf of an outside  vendor  who owns the long  distance account and  services  the customer  monthly.  Servicing  the customer means the outside vendor will provide the customer's  service (setting up the  customer  for long  distance  service),  prepare  and  collect monthly  billings  for which they have set the price for the  products and services,  and address any other service  issues with the customer as the outside vendor owns the customer account. The outside vendor is responsible  for any bad debt or risk that may  occur if the  customer does not pay his bill and is also  responsible  for their  carrier  or supplier billings.

Example Accounting: Sales of Outside Vendor Products and Services

The following is an example of the revenue and expense flow for one customer for one month's billing of $100 when we are selling products and services of outside vendors  and we do not own the  customers.  We do not  record  revenue  received directly from the customer.  We record  marketing  commissions  revenue received from  the  outside  vendor  as they  pay us a  commission,  and we in turn pay a commission to our sales agents,  on the monthly billing of the outside  vendor's customer.

                                                             Outside
                                                              Vendor         Cognigen
                                                            Accounting      Accounting

Telecommunications revenue (gross from customer)            $      100

Direct carrier expenses                                             15

Direct commissions expense (paid to Cognigen acting as
 master agent)                                                     (15)

Marketing commissions revenue (net from outside vendor)                     $       15

Marketing commissions expenses (paid to Cognigen's
 sales agents)                                                                     (10)

Other indirect expenses included in SG&A                           (25)             (2)
                                                            ----------      ----------

Income from operations                                      $        5      $        3
                                                            ==========      ==========

     c)   When we earn  telecommunications  revenue,  it is  because  our  sales agents  have sold a product or service  for which we own the  customer account and have set the retail  price for the product or service.  In other words,  we have purchased the product or service from a supplier
          (i.e. long distance service from Global Crossing) and have resold this long distance  service to a customer as a Cognigen  branded product or service,  for which  Cognigen  is bearing the risk of  ownership.  The price paid to the supplier/carrier is under a predetermined agreement.
          Profit margins vary depending on the retail pricing  established by us and the prices we pay to our supplier/carrier. Under this structure we now wear the "outside  vendor"  shoes,  versus being the master agent, and are  responsible  for  provisioning,  preparing and collecting the monthly billings and addressing any other customer service issues that may arise. In this case, we own the customer account and deal directly with the customers who are using the products or services for which we set the retail  pricing.  We are  responsible for the bad debt or risk that may occur if this  customer does not pay his bill and we are also responsible  for  the  supplier/carrier  billings  from  whom  we have purchased  the  products and  services at  predetermined  prices (i.e.
          Global Crossing).

Example Accounting: Sales of Cognigen's Branded Products and Services

The following is an example of the revenue and expense flow for one customer for one month's billing of $100 when we are selling  Cognigen  branded  products and services which is where we own the customer account.  We record revenue received directly  from the  customer.  We do not record  marketing  commissions  revenue received  from an  outside  vendor  as there is no  outside  vendor.  We  record marketing  commission  expense as we pay  commissions to our sales agents on the monthly billing of our customers.

                                                             Cognigen
                                                            Accounting

Telecommunications revenue (gross from customer)            $      100

Direct carrier expenses                                            (55)

Marketing commissions expense (paid to Cognigen sales
 agents)                                                           (10)

Other indirect expenses included in SG&A                           (33)
                                                            ----------

Income from operations                                      $        2
                                                            ==========

     d)   As you can see from the examples,  if we own the customer  account and record the revenue that is billed directly by us to our customers, the revenue  is "five to seven  times" the  commission  revenue we receive acting as a master agent for outside vendors. In other words, the $100 received  directly  from the customer is "five to seven times" the $15 received by Cognigen acting as a master agent for the outside vendor.

3.   You have asked us to clarify whether we report revenue gross as a principal versus net as an agent and how we used the guidance in EITF 99-19 in making our determinations for this. In addition,  you have asked us to explain the nature and  composition  of certain  operating  expense line items from our statement  of  operations  and how each of these lines items  relate to the sources of our revenue.

     a)   the criteria identified in EITF 99-19 paragraph 3 are the following:

          1.   acts as principal in the transaction;
          2.   takes title to the products;
          3.   has risks and rewards of ownership,  such as the risk of loss for collection, delivery, or returns;
          4.   acts as an agent or broker  (including  performing  services,  in substance,  as  an  agent  or  broker)  with  compensation  on  a commission or fee basis.

     b)   We only record gross  revenue  received  from  customers  where we are selling  our own  branded  products  and  services  (taking  title  to products) and where we bare the burden of collecting  the revenue from the customer and are  responsible  for all related direct and indirect expenses to earn that  revenue.  We have the risk and reward of owning the customer  account and are the principal in the  transaction.  This follows the criteria in EITF 99-19 #1 through #3 described in 3.a) and the example explained in 2.c). Otherwise, the revenue we record is the net  marketing  commissions  we receive  from the  outside  vendors in acting as agent for them in selling  their  products  and  services at which retail price the outside vendors establish and have the risk and reward of ownership. In this case, the outside vendor bears the burden of  collection  from the  customer  and all other  direct and indirect expenses  of that  revenue.  We  record  the net  commissions  revenue received  from  the  outside  vendors  net  as  marketing  commissions revenue.  We do not act as the principal in the transaction and do not own  these  customer  accounts,  but act as  agents  for  the  outside vendors.  This  follows the  criteria in EITF 99-19 #4 and the example explained in 2.b).

     c)   Commissions:   Marketing  expenses  are  the  commissions  we  pay  to
          Cognigen's  sales  agents from  selling the  products  and services of outside vendors.

          Commissions: Telecommunications expenses are the commissions we pay to
          Cognigen's  selling agents from selling our own,  Cognigen's,  branded products and services to which we have taken title.

          Telecommunications  expenses are the supplier/carrier  expenses we pay to suppliers/carriers (i.e. Global Crossing) to purchase or take title to the products and services at  predetermined  and agreed upon prices that we brand as our own, Cognigen's,  and then resell to customers at retail rates that we set.

          All of these expenses are direct costs of revenue.

4.   You have  asked  for us to  explain  what is meant  by "pin  revenue".  Pin revenue is revenue  that we receive from  selling a long  distance  service that is accessed by way of entering a "pin code or personal  identification number"  enabling a  telecommunications  switch to recognize  the caller as having paid for a certain number of long distance minutes.

     You have also asked to explain why it is appropriate  to recognize  calling card and pin revenue at the point of shipment rather than as the phone time is used and why this policy is different  from our policy of recording long distance  phone  service  revenue and prepaid long  distance  phone service revenue as the services are rendered and the minutes are used.

     SAB 104 in  reference  to Topic 13  indicates  that  revenue  should not be recognized  until it is  realized  or  realizable  and  earned.  The  Staff indicated that revenue  generally is realized or realizable and earned when all of the following criteria are met:

     1.   Persuasive evidence of an arrangement exists.
     2.   Delivery has occurred or services have been rendered.
     3.   The seller's price to the buyer is fixed or determinable.
     4.   Collectibility is reasonably assured.

     The criteria  identified  above does not exist for our long distance  phone
     service   revenue   (referred  to  in  our   statement  of   operations  as
     telecommunications  revenue) until the long distance service is provided or used by a customer.  When that long distance  service is used by a customer an arrangement exists,  delivery has occurred at a seller's price for which a bill  is then  generated  and  sent to the  customer.  The  customer  has previously  been  reviewed  for credit  worthiness  after the  customer has petitioned  and applied for the long  distance  service  through one of our sales agent web sites.  There may be months  where no long  distance  phone service  is used by a customer  and there is no monthly  billing or revenue recognized.

     With regard to calling card or pin revenue.  The calling  cards and pins we sell are purchased by us at predetermined  prices from outside vendors.  We take title to the cards or pins and  included  them at cost in inventory at any given time until sold.  Minutes usage is loaded on the cards or pins by the  suppler/carrier  with a predetermined  number of long distance minutes allowed  to be used by the  owner of the card or pin,  which is us until we sell the  cards or pins to a  retail  customer.  We  consider  the  revenue realized or  realizable  and earned upon point of shipment as the  criteria identified  above is met and  Cognigen  has no  further  obligation  to the retail customer at that point. The card or pin has been ordered by a retail customer  through  one  of  our  sales  agent  web  sites  so  there  is an arrangement.  Delivery  takes  place as the cards are mailed or pin numbers sent by  email to the  retail  customer.  The  sales  price  to the  retail customer  was set before  the  customer  ordered  the cards or pins and the selling  price is usually why the retail  customer  buys from us instead of elsewhere.  Collectibility  is  usually  good as the  cards  and  pins  are purchased by credit card which is debited prior to shipment of cards or the pin  numbers  are  emailed.  If  there is a  customer  service  issue,  the supplier/carrier's  customer  service  number  is  provided  to the  retail customer to address any issues.  The  supplier/carrier  is obligated to not only provide the minutes loaded on the card or identified by the pin number but resolve any related  customer  issues also.  We have not actually  sold hard calling cards in over two years. Our revenue in this area is currently all from pin revenue.

Note 5 - Acquisition of Intandem

5.   You have asked us to address several questions relating to our transactions with Intandem. With regard to Intandem we offer you the following.

     a.   We  acquired  100% of the  outstanding  stock  of  Intandem  effective
          February 1, 2004 and have been consolidating the operating results and balance  sheet  of  Intandem  since  that  date.  Intandem  has had no significant  operations since the date of consolidation.  Intandem was originally started as a marketing company to market telecommunications products and services to small businesses. We bought Intandem as a way of  eliminating  certain then existing  employment,  funding and other agreements  which did not carry  significant  value but could have had negative  potential  of some  sorts and to  effectively  wind down its operations.

     b.   The  consideration  received  in the  Intandem  transaction  was  100%
          ownership in Intandem, cancellation of the Funding Agreement, of which
          $33,944 was yet to be funded, and cancellation of other employment and stock option  agreements with the principals of Intandem and Cognigen.
          Intandem had no significant  identifiable assets.  Consideration given consisted in assuming up to  approximately  $45,000 in liabilities and payments of $80,000 to the principals of Intandem.

     c.   When the transaction was completed, there were questions regarding the recoverability of the amounts that had been funded to Intandem and any amounts that would be funded under the  Termination  Agreement.  Given the  operating  activities  of  Intandem  at the time of the  Intandem transaction,  management  determined  that is was more likely than not that the funded and to be funded amounts would not be recovered. Thus, a loss provision accrual of the entire funded and to be funded amounts was recorded in the three months ended March 31, 2004.

     d.   We  have  previously   mentioned  that  Intandem  had  no  significant
          identifiable  assets.  Liabilities  related to Intandem  consisted  of approximately  $125,000 of amounts to be funded.  Intandem has not had any significant  operations since the date of acquisition.  Management does not  consider  this to fit within the criteria of Item 310(c) and
          310(d)  of  regulation  S-B  for  filing  a  Form  8-K  reporting  the acquisition and presenting  separate financial  statements of Intandem and pro forma financial information. With regard to the acquisition of
          Intandem,  these  criteria  of Items  310(c) and 310(d)  includes  the evaluation  to  determine  if the  assets  acquired  exceed 10% of the assets of the registrant  and its  consolidated  subsidiaries.  10% of
          Cognigen's assets as of the purchase date was  approximately  $160,000 and  there  were  no  significant  assets  acquired  in  the  Intandem transaction.

Note 7 - Income Taxes

6.   You have asked us to explain why we thought is was appropriate,  when using guidance in SFAS 109, to have a full  valuation  allowance  recorded on our deferred tax asset related to our net operating loss carryforwards in light of having  income  before  taxes in fiscal year 2003,  the first and second quarters  of  fiscal  2005 and the  fiscal  year  2004  excluding  the loss provisions for the sale of CST and the termination of the Intandem  Funding
     Agreement.

     We have reviewed the guidance in SFAS 109.  Given the guidance,  management determined  that is was more  likely than not that we would not realize the net operating  losses in the future.  This was determined in evaluating the positive and negative  evidence that existed at the time of our evaluation.
     You mention the trend of  profitability  as the  positive  evidence  and we agree, but we do not consider that trend to be strong enough or long enough to make it more likely than not that the operating loss  carryforwards will be  recognized.  Our  taxable  income for the years ended June 30, 2004 and
     2003 has not been  significant and we had a taxable loss for the year ended
     June  30,  2002  of  over  $400,000.  In  our  conversations  with  lending institutions, they appreciate the fact that we are currently profitable but most  require  up  to  three  years  of  profitability  before  they  would considered  creating  a  lending  relationship  with us. In  addition,  our industry  is  not  generally  operating  at  profit  situations  currently.
     Telecommunications    operating    profit    margins   are   shrinking   as
     telecommunications  costs or  supplier/carrier  costs  continue to rise. We state this in  "Management's  Discussion and Analysis or Plan of Operation"
     (MD&A),  see page 11 of our Form 10-QSB for the quarter ended  December 31,
     2004 and also identify the decrease in profit margin for these increases in carrier costs on page 13 of MD&A of the Form 10-KSB for the year ended June
     30, 2004.

     The evidence  that we had supports the  conclusion  that it was more likely than not that the operating  loss  carryforwards  will not be realized.  We will continue to evaluate this situation in all of our future filings.

Note 8 - Stockholders' Equity (Deficit)

Stock Redemption Agreement

7.   You have asked if the "Deferred  Commission  payable" will be paid from the cash flow generated from the Company's future  commission  revenue.  If so, you have asked us to explain why these payments would otherwise be recorded as an expense.  You have also asked that  journal  entries be provided  for illustrative purposes. We offer you the following.

     a)   On November 21, 2001,  we entered  into a Stock  Redemption  Agreement with the  Anderson  Family  Trust  (Cantara)  and  Kevin  E.  Anderson
          Consulting,  Inc. The Anderson  Family Trust agreed to sell back to us
          2,712,500  shares  of our  common  stock.  In  exchange,  we agreed to transfer to Cantara,  in Cantara's  capacity as an independent  agent, rights to the revenue (equivalent to being the selling agent of record upon which  commissions  would be paid),  as received by the  Company, from  our  "then  existing  customer  accounts".  We  also  agreed  to transfer,  assign and pay Cantara a base commission,  fees and bonuses not  to  exceed  12%  on  all  the  then  existing  customer  accounts commensurate  with a  position  of a  sales  agent  at the  RVP  level
          (regional  vice  president).  We also  agreed  to pay  Cantara  a base commission,  fees and  bonuses  not to exceed 12% on all new  accounts that were generated after the date of closing by Cantara  commensurate with the RVP level.  In effect,  we received shares of common stock of
          Cognigen  in  exchange  for the rights to  commissions  on  identified revenue until the total of those commissions  equaled the value of the common stock on the closing date, and commission  beyond that date for as  long  as  there  existed  the  identified  revenue.  There  was no guarantee that the identified  revenue would continue and there was no guarantee to Cantara that commissions on the identified  revenue would continue if the  identified  revenue  discontinued.  Currently,  total revenue  generated by Cognigen sales agents under Cantara  exceeds 70%
          of total  revenue  of  Cognigen  as  opposed  to 100%  when the  Stock
          Redemption Agreement became effective in November 2001.

     b)   In accordance with APB 29, "Accounting for Nonmonetary  Transactions", paragraph 18, since this  transaction is deemed to be a  nonreciprocal transfer of assets,  Cognigen had to determine  which was more clearly measurable, the value of the common stock received or the value of the commissions to be paid. Cognigen determined that the fair value of the common stock reacquired was a more clearly evident measure of the fair value of the deferred  commission to be distributed.  In essence,  the transaction  was treated the same as if a note payable had been issued in exchange for the return of the common shares. Thus, the transaction was  recorded  as a debit to "Common  Stock" and  "Additional  Paid in
          Capital"  with the  offsetting  credit to a liability  account  titled
          "Deferred Commission Payable". The value recorded was the value of the common shares on the closing date,  December 1, 2001. Thus, the effect of the  transaction was that "Equity" was reduced for the value of the common shares returned to us while  recording an offsetting  liability for the "Deferred  Commission Payable"  representing the consideration paid by us for the common shares.  The "Deferred  Commission  Payable"
          liability  represents  the amount  remaining to be paid to Cantara for the return of  Cognigen's  common stock to be paid on a monthly  basis based upon the calculation of Cantara's  commissions earned during the month.  Once the full value of the common  stock  reacquired  has been paid to Cantara,  then the same  calculation of Cantara's  commissions will be paid but will be recorded as a commission  expense  instead of reducing the "Deferred Commission Payable" liability.

     c)   On a monthly basis, commission is calculated and paid to Cantara based on the revenue entitlement outlined in the Stock Redemption Agreement.
          The  monthly  accounting  entry is to credit  "Cash" or "AP" and debit
          "Deferred  Commission  Payable".  This  entry  will be made  until the
          "Deferred  Commission  Payable"  balance is reduced to zero,  at which time the debit would be to "Marketing  Commissions Expense" related to continuing operations.

Example Entries for the Cantara Transaction

Initial Return of Common Shares:

Common stock                                                $    2,712
Additional paid in capital                                  $1,217,912
Deferred commission payable                                 $1,220,625

Monthly Entry to Record Payment to Purchase Common Shares - representing payment of monthly commissions:

Deferred commission payable                                 $     XXXX
Cash or AP                                                  $     XXXX

Monthly Entry to Record Payment of Commission  after  obligation to purchase the common shares is completed:

Marketing commission expense                                $     XXXX
Cash or AP                                                  $     XXXX

Item 12 - Certain Relationships and Related Transactions

8.   You have  asked us to  revise  our  financial  statements  to  include  the required  disclosures  of paragraphs  2-4 of SFAS 57. We will  implement in future filings and comply with your request.

Part II, Item 8A. Controls and Procedures

9.   You have noted that our  certifying  officers must evaluate our  disclosure controls and  procedures as of the end of the period covered by the report, rather  than as of a date  "within  the 90 days prior to the filing of this report". We will implement in future disclosures so that the certifications are as of the end of the period covered by our Form 10-KSB.

10.  You have noted that we must remove  certain  language  stating the level of assurance about our disclosure and control procedures and simply state that our certifying  officers have  concluded  that our disclosure  controls and procedures  were  effective.  We will implement in future filings to comply with your request.

11.  You  have  stated  that we have not  disclosed  our  officers'  conclusions regarding the  effectiveness  of our disclosure  controls and procedures in our Form 10-KSB and subsequent  Forms 10-QSB.  You have also stated that it is not clear whether,  in making the  conclusions  our certifying  officers considered  all the  information  described in the definition of disclosure controls and procedures in Exchange Act Rule  13a-15(e).  We will implement in future filings to include clear  conclusions by our certifying  officers on the effectiveness of our disclosure  controls and procedures and that we have  considered  all  information  in the cited Exchange Act. We will also disclose  that our  certifying  officers'  concluded  that  the  disclosure controls and procedures were effective.

12.  You have asked that we change our  disclosure  pursuant  to Item  308(c) of
     Regulation  S-B and  confirm to you of any change in our  internal  control over  financial  reporting  identified  in connection  with the  evaluation required by  Exchange  Act Rule  13a-15(d)  that  occurred  during the last fiscal quarter that has  materially  affected,  or is reasonably  likely to materially affect, our internal control over financial reporting.  You have also asked us to change the  related  disclosure  and  confirm  the same in subsequent  Forms 10-QSB filings for the quarters ended  September 30, 2004 and December  31, 2004.  We will  implement  in future  disclosures  in our filings to comply with your request.

13.  You have asked us to tell you whether we have  determined  the  "identified
     potential   deficiencies"   within  our  internal  control   framework  are
     significant   deficiencies   that,   individually   or  in  the  aggregate,
     constituted  material  weaknesses  in our internal  control over  financial reporting.  We do  not  believe  these  identified  potential  deficiencies constituted material weaknesses.

Exhibits 31.1 and 31.2

14.  You have  asked that we amend our  officers'  certifications,  if true,  to state  that the  officers  have  disclosed  to the  auditors  and the audit committee "all  significant  deficiencies and material  weaknesses"  versus
     "all  significant  deficiencies  in  the  material  weaknesses".   We  will
     implement in future officers'  certifications  as such and comply with your request.

Form 10-QSB for the Quarter Ended December 31, 2004

Note 6 - Stockholders' Deficit

15.  You have ask that we explain  our  statement  that we have not  accrued for dividends  on the  balance  sheet  for our  preferred  stock  which you say appears inconsistent with our financial statement,  which reflect dividends of $20,000 for the six months ended  December 31, 2004. We have not accrued dividends on our balance  sheet as of December 31, 2004 as they had not yet been  declared  by the  Board  of  Directors.  However,  the  statement  of operations  reflects  preferred  stock  dividends  in  the  calculation  of earnings per share as required by Topic 4.

Item 3. Controls and Procedures

16.  You have  asked that we tell you  whether  and how we have  determined  the situation of our Chief  Financial  Officer being the sole  individual  that oversees our  accounting  and general  internal  control  process that this
     "could  potentially result in a material control weakness." We are still in the process of evaluating our internal  controls as required by Section 404 of the Sarbanes-Oxley Act of 2003 and have not yet completed enough testing to  determine  if this  could  potentially  result  in a  material  control weakness.

17.  You have asked that we elaborate on how we have  analyzed  these  potential control  deficiencies  and what  steps we have  taken and intend to take to address  these  potential  deficiencies.  We are  still in the  process  of evaluating  our  internal  controls  as  required  by  Section  404  of the
     Sarbanes-Oxley  Act of 2003 and have not yet  completed  enough  testing to determine if this could potentially result in a material control weakness.

We hope that these  answers will clarify our  operations  as they pertain to our financial disclosures. All necessary corrections will be made in future filings.
If you should require any further information for clarification, you may contact me at your convenience at 720-895-1912.

                                    Sincerely,

                                    /s/Gary L. Cook
                                    Gary L. Cook
                                    Senior Vice President and
                                    Chief Financial Officer
                                    Cognigen Networks, Inc.